# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Trident Digital Tech Holdings Ltd, CIK 0001983550
CUSIP: 89616X106
Title of class of securities: Class B Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: 8 TEMASEK BOULEVARD #24-03, SUNTEC TOWER THREE, SINGAPORE, Singapore (U0), 038988
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002056724

## Reporting persons
- Soon Tai Lee: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 75,000,000; shared voting power 0; sole dispositive power 75,000,000; shared dispositive power 0; aggregate amount beneficially owned 75,000,000 (14.52% of the class)
  Comment: (1) Represents 75,000,000 Class B ordinary shares of the Issuer (as defined below) directly held by Mr. Soon Tai Lee.
  
  (2) Calculation of the percentage is based on 50,000,000 Class A ordinary shares of the Issuer and 466,364,286 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2024. Each holder of Class A ordinary shares is entitled to 60 votes per share and each holder of Class B ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Class A ordinary shares are convertible at any time by the holder thereof into Class B ordinary shares on a one-for-one basis. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.

## Item 1. Issuer
Name of issuer: Trident Digital Tech Holdings Ltd
Address of issuer's principal executive offices: Suntec Tower 3, 8 Temasek Boulevard Road, #24-03, Singapore, 038988

## Item 2. Person Filing
Name of person filing: Soon Tai Lee ("Mr. Lee")
Address of principal business office or, if none, residence: Mr. Lee: 30 Jalan Merbok, 598453, Singapore.
Citizenship: Republic of Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

Calculation of the percentage is based on 50,000,000 Class A ordinary shares of the Issuer and 466,364,286 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2024. Each holder of Class A ordinary shares is entitled to 60 votes per share and each holder of Class B ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Class A ordinary shares are convertible at any time by the holder thereof into Class B ordinary shares on a one-for-one basis. Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances.
Sole power to vote or to direct the vote: The information required by Items 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Items 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Items 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Items 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Soon Tai Lee: /s/ Soon Tai Lee, Soon Tai Lee (02/14/2025)